Mail Stop 6010

November 14, 2007

Benjamin T. Sporn, Esquire
Vice President, General Counsel and Secretary
Nutrition 21, Inc.
4 Manhattanville Road
Purchase, New York 10577

> **Re:** **Nutrition 21, Inc.**
> **Registration Statement on Form S-3**
> **Amendment no. 1 filed November 5, 2007**
> **Amendment no. 2 filed November 13, 2007**
> **File No. 333-146450**

Dear Mr. Sporn:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Payments Made and Potentially Required to be Made in Connection with the Preferred Stock Offering, page 19

1. We note your response to comment 4 and reissue the comment. Please provide disclosure of the net proceeds to the issuer from the sale of the convertible preferred stock and the total payments to all selling shareholders and any of their affiliates in the first year following the sale of the convertible preferred stock.

Prior Securities Transactions Between the Company and the Selling Shareholders or Affiliates of the Selling Shareholders, page 22

2. We note your response to comment 10. Please revise to present this information for each selling stockholder.

Comparison of Registered Shares to Outstanding Shares, page 23

3. Since all the shares being registered are issuable upon conversion of the preferred securities issued on September 11, 2007 or warrants issued on September 11, 2007, or will be issued as dividends on securities issued on September 11, 2007, it is unclear why different amounts are disclosed under the column heading "Number of Shares of Common Stock Outstanding Prior to the Transaction" for different selling security holders. As the convertible securities were all issued on the same date, the number of shares outstanding prior to the transaction should be the same for all selling security holders. Please revise or advise.

4. It is unclear why Enable Growth Partners LP is listed twice in the table. Please revise or advise.

General

5. We note your response to comments 16, 17, and 18 and continue to believe the offering is a primary offering. In this regard, we note the number of securities registered for resale compared to the number of shares held by non-affiliates of the registrant. Please revise to identify the selling shareholders as underwriters and amend your registration statement to use a Form that you are eligible to use for a primary offering.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call John L. Krug, Senior Counsel, at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551-3675, or me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Oscar D. Folger, Esq.